FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... September........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....September 30, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. The following is an overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.
September 30, 2010
Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy
In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	30% and above

     Overview of Major Shareholders (revised)

Name of Shareholders	Number of Shares	Shareholding
	Held	Ratio (%)
The Dai-Ichi Life Insurance Company, Limited	74,832,380	5.61
Japan Trustee Services Bank, Ltd. (Trust Account)	64,792,200	4.86
The Master Trust Bank of Japan, Ltd. (Trust Account)	60,714,200	4.55
Moxley & Co.	46,472,318	3.48
JP Morgan Chase Bank & Co. 380055	45,175,827	3.39
State Street Bank and Trust Company	28,852,664	2.16
State Street Bank and Trust Company 505223	20,412,863	1.53
Sompo Japan Insurance Inc.	19,439,987	1.46
State Street Bank and Trust Company 505225	19,154,948	1.44
Melon bank. N.A. as agent for its client melon omnibus US pension	17,330,398	1.30

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Osaka (1st Section), Nagoya (1st Section), Fukuoka (Existing Market) and Sapporo (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Parent Company	NA
Number of Subsidiaries and Affiliates	300 and above (revised)

4.	Other Special Circumstances that may have a Material Impact on Corporate Governance (revised)
(1)	Supplementary information regarding “Overview of Major Shareholders,” under item 2, Capital Structure:
“Overview of Major Shareholders” is as of June 30, 2010. In addition, as of the same date, the Company held 93,650,553 shares (Shareholding Ratio 7.02%) in the form of treasury stock.

(2)	Other:
As of September 30, 2010, the Company has 2 listed subsidiaries. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organizational Form	Company with a Board of Corporate Auditors

  Directors

Chairman of the Board of Directors	Chairman of the Company (excluding the case when the chairman of the company concurrently holds position of president)
Number of Directors	17
Elected Outside Directors	None

Reasons for Operating Under the Current Structure
Important business matters are actively discussed and ratified during meetings of the Board of Directors and Executive Committee, which are, in principle, attended by all Directors. The Company’s board consists of 17 Directors. Based on the Company’s view that more practical and efficient decisions can be made by people with well-developed knowledge of the Company’s affairs, the Company does not employ outside directors. In the Company’s case, this management structure has functioned effectively since its establishment in view of the fact that the Company has seen steady improvement on various fronts.
In addition to this, on April 1, 2008, the Company introduced the Executive Officer System as it became necessary to strengthen management, execution, and monitoring functions even further to respond appropriately to factors such as further future business expansion and a shift toward globalization. The Company has 13 executive officers that support directors in the execution of assigned duties. With this, the Company has a structure in place where directors can focus more on management and supervision.

In addition to having five Corporate Auditors, three of whom are Independent* and Outside Corporate Auditors, in order to ensure effective corporate governance, the Company employs diverse internal control systems, including enhancing the structure and authority of its internal auditing; having Corporate Auditors and the Corporate Audit Center work closely with the Accounting Auditors; and establishing in 2004 the Corporate Ethics and Compliance Committee and Internal Control Committee. These measures support the effective implementation of the Company’s corporate governance, while also making possible the maintaining and strengthening of this structure.
These measures support the effective implementation of the Company’s corporate governance, while also making possible the maintaining and strengthening of this structure.
* “Independent Director(s)/Auditor(s)” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.
Corporate Auditors

Existence or Nonexistence of a Board of Corporate Auditors	Exists
Number of Corporate Auditors	5

Cooperation Between Corporate Auditors and Accounting Auditors
At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors receive from the Accounting Auditors an outline of their audit plan and a report on important auditing items on which the Corporate Auditors and the Board of Corporate Auditors express their opinion with respect to validity. Also, the Corporate Auditors and the Board of Corporate Auditors, maintain close cooperation with the Accounting Auditors and exchange opinions on such subjects as the results of audits and the Accounting Auditors’ grasp of the Company’s internal control systems and their evaluation of risk.
Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Corporate Auditors and the Board of Corporate Auditors always receive from the Accounting Auditors an audit report that deals with the accounting audit of quarterly and year-end accounts. Also, the Corporate Auditors and the Board of Corporate Auditors, maintaining constant cooperation with the Accounting Auditors, may, from time to time, request to the Accounting Auditors a report on the progress of their various audits.
Cooperation Between Corporate Auditors and Internal Auditing
At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors confirm with the Corporate Audit Center, which serves as the Company’s internal auditing division, the outline of their internal audit plan and internal auditing subjects.
The Corporate Auditors and Board of Corporate Auditors receive from the Corporate Audit Center a report on the audit and the evaluation after the conclusion of the internal audit on such subjects as business operation audits and internal control systems. The

Corporate Audit Center also reports individually on the internal audit results regarding product quality, environmental issues, information security and physical security, areas in which various relevant administrative divisions work very closely with the Corporate Audit Center.

Outside Corporate Auditors	Elected
Number of Outside Corporate Auditors	3

Relation with the Company (1)

Name	Occupation	Relation with the Company
Tadashi Ohe	Attorney	A current Outside Director or Outside Corporate Auditor of another company
Kazunori Watanabe	Certified Public Accountant	A current Outside Director or Outside Corporate Auditor of another company
Kuniyoshi Kitamura	Former employee of another company	A current Outside Director or Outside Corporate Auditor of another company

Relation with the Company (2)(revised)

Name	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Corporate Auditor
Tadashi Ohe	NA	Comprehensively evaluated and qualified given insight and experience gained through being an attorney. A notification to secure independent director(s)/ auditor(s) status for Tadashi Ohe was submitted on March 31, 2010. There was no conflict with the criterion used to assess independence.
Kazunori Watanabe	NA	Comprehensively evaluated and qualified given insight and experience gained through being a certified public accountant. A notification to secure independent director(s)/auditor(s) status for Kazunori Watanabe was submitted on March 31, 2010. There was no conflict with the criterion used to assess independence.
Kuniyoshi Kitamura	NA	Comprehensively

evaluated and qualified given insight and experience gained through many years working for a financial institution. A notification to secure independent director(s)/auditor(s) status for Kuniyoshi Kitamura was submitted on March 31, 2010. There was no conflict with the criterion used to assess independence.

Other Items Related to Major Activities of Outside Corporate Auditors
Outside Corporate Auditors conduct audits throughout the year based on the audit policy, audit plan, audit methodology and the allocation of audit work, which are determined by the Board of Corporate Auditors.
In the Company’s 109th Business Term (fiscal year 2009, which ended December), the main activities of the three Outside Corporate Auditors were as follows:
Tadashi Ohe attended 12 out of 19 Board of Directors meeting and 18 out of 19 Board of Corporate Auditors meeting held during this term, and provided expert input as an attorney when necessary.
Yoshinobu Shimizu attended 18 out of 19 Board of Directors meeting and all 19 Board of Corporate Auditors meeting held during this term, and provided expert input as a Certified Public Accountant when necessary.
Minoru Shishikura attended all 19 Board of Directors meeting and 18 out of 19 Board of Corporate Auditors meeting held during this term, and provided input based on his insight in financial operation when necessary.
(Note, as of March 30, 2010, Kazunori Watanabe and Kuniyoshi Kitamura have been appointed as new Outside Corporate Auditors)
  Incentives to Directors

Implementation of Measures to Grant Incentives to Directors	Introduction of Stock Option Plan

Supplementary Information in Regard to Applicable Items
The Company aims to contribute to sustained improvement in corporate value, raising the mid- to long-term motivation of grantees to improve business performance, and linking this to a further enhancement of corporate strength.

The Grantees of Stock Options	The Company’s Directors and Others

Supplementary Information in Regard to Applicable Items
Others include executive officers and senior employees.

Director Remuneration

Disclosure Method	Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan, Business Report
Disclosure Situation	Aggregate amount of Director remuneration is disclosed

Supplementary Information in Regard to Applicable Items (revised)
As disclosed in our Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan, the amount of Director remuneration for the 109th Business Term (fiscal year, which ended December 2009) was 1,654 million yen.
Note 1: The above amount does not include amount paid as salary for employees to those Directors who are also employees.
Note 2: The above amount includes provisions for directors’ bonuses for this term in the amount of 127 million yen.
Note 3: The above amount includes expenses related to the share options in the amount of 341 million yen.
Note 4: The above amount includes 225 million yen for Directors of accrued directors’ retirement benefits for this term.
The Support System Provided for Outside Directors and Outside Corporate Auditors
The Company supports the five Corporate Auditors, which include Outside Corporate Auditors, by staffing full-time workers at the Office of Corporate Auditors.
Outside Corporate Auditors are given prior explanations of the Board of Directors meeting agendas, provided by a Non-outside Corporate Auditor or the person in charge of the relevant division. In addition, although all Outside Corporate Auditors are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Corporate Auditor is not able to attend such meetings, a Corporate Auditor or full-time staff member that did attend will provide a report to enable the Outside Corporate Auditors to grasp the situation. Furthermore, the Board of Corporate Auditors, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Board of Corporate Auditor Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination
In addition to the director and corporate auditor systems, the Company has a corporate governance structure that incorporates its own internal auditing system.
With a Board consisting of 17 Directors, none of which are Outside Directors, the

Company pursues practical and efficient management decision-making. Important matters are ratified by the Board of Directors and Executive Committee, which, in principle, are based on full participation of the Company’s Directors. The Company has also established committees to address important management themes with the aim of complementing the business operation structure and facilitating swift and effective decision-making while, at the same time, realizing a mutual supervisory function for such matters as compliance and ethics. In Addition, to further enhance the Company’s system for the execution of duties and manage the business more flexibly and effectively, the Company introduced the Executive Officer System from April 1, 2008.
The Corporate Auditors of which there are five, including three Outside Corporate Auditors, in accordance with audit policies and allocation of responsibilities, conducts strict audits through attending Board of Directors meetings, Executive Committee meetings and other meetings of various committees, listening to operating reports from Directors and others, inspecting documents of important resolutions, and investigating the Company’s business situation and assets, to fulfill its monitoring function of the Board of Directors in the performance of its duties. Furthermore, close cooperation among the Corporate Auditors, the Accounting Auditors and the Corporate Audit Center serves to enhance each monitoring function.
On March 31, 2010, the Company gave prior notification to secure independent director(s)/auditor(s) eligibility for three Outside Corporate Auditors, as follows:
As for Tadashi Ohe, since there are no particular personal or economic relationships such as advisory contracts etc., between the Company and Tadashi Ohe, the judgment criteria regarding independent director(s)/auditor(s) attributes do not apply. Tadashi Ohe is engaged as lawyer that has in an impartial and objective manner provided his legal expert opinion in accordance with his conscience at director meetings etc.
As for Kazunori Watanabe, although he was employed by the Company’s Accounting Auditor, since the consideration for non-audit services is not a substantial amount, the judgment criteria regarding independent director(s)/auditor(s) attributes do not apply. Kazunori Watanabe is a certified public accountant engaged in the business of corporate accounting and committee activity of the Japanese Institute of Certified Public Accountants for many years that is expected to carry out sufficient management monitor functions from an objective and impartial standpoint.
As for Kuniyoshi Kitamura, although he was employed by a life insurance company holding the Company shares and said company is also one of many parties that the Company does business with, since a conflict of interest with general shareholders is unlikely to occur due to the percentage of shareholding and amount of trading between the two companies, the judgment criteria regarding independent director(s)/auditor(s) attributes do not apply. As a businessperson with know-how being in charge of the investigative arm of a life insurance company, and a person with experience working in broad fields such as sales and corporate planning, Kuniyoshi Kitamura is expected to use his good and balanced sense of judgment.
Furthermore, based on internal audit rules, the Corporate Audit Center (internal auditing) conducts audits covering such areas as internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work with the Corporate Audit Center to audit such areas as product quality, environmental issues, information security and physical security.

Regarding external audits, with the aim of monitoring the independency of the accounting firm, the Company introduced a prior approval system by the Board of Corporate Auditors for contents of auditing and other service contracts and relevant fees. Based on policies and procedures of the prior approval for both auditing and non-auditing services,” each contract is closely reviewed for prior approval
The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements. To check the validity of the audit, the Company’s Corporate Auditors receive detailed explanations, including documents, from the Accounting Auditors about the quality management system regarding audits.
The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 109th Business Term (fiscal year 2009, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Noriharu FujitaHideo Kojima	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Norimitsu Yanai	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Yuichiro Munakata	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Hiroki Suzuki	Ernst & Young ShinNihon LLC

Note 1: Since all partners with have fewer than 7 years of consecutive audits, the number of years of consecutive audits have been omitted.
Note 2: The accounting firm has voluntarily taken measures to ensure that Engagement Partners do not work in excess of the fixed term of auditing the Company.
Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 21; Others: 57)
III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders 27 days prior to its latest Ordinary General Meeting of Shareholders.
Other	For foreign shareholders, the Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and distributes this information to standing proxies.

2.	IR Activities (revised)

	Existence or Nonexistence of explanations by a company representative	Supplementary Information
Holding of Periodic Conferences for Individual Investors	NA	In 2006, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) held two conferences. In 2008, the Managing Director and Group Executive of Finance & Accounting Headquarters held a conference. In 2009, the Managing Director and Group Executive of Finance & Accounting Headquarters held a conference.
Holding of Periodic Conferences for Analysts and Institutional Investors	Exists
In 2008, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Managing Director and Group Executive of Finance & Accounting Headquarters. In addition, the Company held one conference, focusing on a product group hosted by the executive in charge of the group.

In 2009, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Managing Director and Group Executive of Finance & Accounting Headquarters.

In 2010, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day first-quarter financial results and second-quarter financial results were announced, conferences for analysts and institutional investors in Japan to report the results were held by the Executive Officer and Group Executive of Finance & Accounting Headquarters and the Representative Director, Executive Vice President & CFO, respectively.
Holding of Periodic Conferences for Overseas Investors	Exists	In 2008, the Managing Director and Group Executive of Finance & Accounting Headquarters visited overseas investors to discuss the Company’s management and business strategies. In addition, on the day financial results were announced on a quarterly basis, the Managing Director and Group Executive of Finance & Accounting Headquarters hosted conference calls to report results.
In 2009, on the day financial results were announced on a quarterly basis, the Managing Director and Group Executive of Finance & Accounting Headquarters hosted conference calls to report results.

In 2010, on the day first-quarter financial results and second-quarter financial results were announced, the Executive Officer and Group Executive of Finance & Accounting Headquarters and the Representative Director, Executive Vice President & CFO, respectively, hosted conference calls to report results.
Posting of IR Materials on Homepage	Exists	As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.
Establishment of a Post for IR	NA	The IR Promotion Division, which is a part of the Global Finance Management Center, organized under Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Representative Director, Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders	In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.
Implementation of Environmental Conservation Activities,	Regarding the Company’s environmental conservation activities and CSR activities, related divisions are in charge of handling these responsibilities in accordance

CSR Activities, etc.	with Canon’s corporate philosophy of kyosei. Detailed information on these activities appears in the Sustainability Report, which the Company publishes to ensure accountability to its stakeholders.
Establishment of Policies, etc. Concerning Supplying Information for Stakeholders	As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

IV.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation
Basic Policy Concerning Internal Control Systems and Overview of their Implementation (revised)
1.	System for ensuring Directors’ and Employees’ Compliance with Laws and Articles of Incorporation
(1)
Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. Canon’s Corporate Ethics and Compliance Committee, which manages and oversees this initiative, promotes compliance activities through compliance staff assigned to each division.

(2)
The Company ensures the implementation of the basic policy that provides not to have any relation with antisocial forces, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(3)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
(4)	An in-house hotline system is employed to help prevent improprieties.
2.	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management and other in-house rules. A system has been established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.
3.	Rules and Other Systems Regarding Management of Risk of Loss
(1)	Important matters are carefully deliberated at the Executive Committee and in other various Committees to eliminate or reduce business risks.
(2)	Business processes are specified and risks are evaluated based on guidelines of the Internal Control Committee to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed.
(3)
A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(4)	Auditing by internal auditing is carried out for the early detection and resolution of risks.
4.	System for Assuring Directors’ Efficient Execution of Duties
(1)	Important matters are carefully deliberated in advance by the Executive Committee and in various Committees to promote prompt and appropriate decision making by Directors.
(2)
Management policies are explained in long-term management plans, and the Company goals are given concrete shape in medium-term plans. In addition, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

5.	System for Ensuring Appropriate Groupwide Operations
(1)	Based on the Canon Group Code of Conduct, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics.
(2)	The internal auditing, legal, and other divisions provide guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(3)	The soundness and efficiency of the Group’s business activities are ensured by means of Groupwide medium-term plans and deliberations in the various Committees.
6.	Matters Regarding Employees Who Assist the Duties of Corporate Auditors and Their Independence
(1)	The Office of Corporate Auditors has been established, and full-time employees of a requisite size have been assigned to it.
(2)	The Office is an organization independent of the Board of Directors, and changes in its personnel require the prior consent of the Board of Corporate Auditors.
7.	System of Reporting to Corporate Auditors and Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(1)	Directors promptly report to corporate auditors matters that may have a significant impact on the Company.
(2)	Directors, Executive Officers and employees deliver reports periodically to Corporate Auditors regarding matters the Directors and Corporate Auditors have previously agreed upon in consultations.
(3)	Corporate auditors periodically receive reports from accounting auditors.
(4)	Corporate auditors attend Executive Committee and other important meetings.

Basic Policy and Overview of Implementation toward Elimination of Antisocial Forces
1.	Basic Policy
The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.
2.	Overview of Implementation
(1)
Based on a resolution of the Board of Directors’ meeting, the Company has incorporated a provision on cutting off relation with antisocial forces in the Internal Control Systems as mentioned above, and also incorporates provisions to the same effect in the Employment Regulation, in order to ensure the employees’ implementation thereof.

(2)
The General Affairs Division of the Company’s Headquarter is set as the administration department of the Group to deal with antisocial forces, and endeavors to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them with each general affairs department of the Group.

(3)	The Company establishes a cooperation structure with external institutions such as police and lawyers.
(4)	Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.
V.	Other
1.	Matters Regarding Takeover Defense
Not introduced.
2.	Other Items Concerning Corporate Governance Systems, etc. (revised)
The following is an overview of recently implemented measures aimed at enhancing corporate governance.
In 2004, the Company established the Corporate Ethics and Compliance Committee and Internal Control Committee as standing committees with the president appointed as chairman of both organizations. The aim of the Corporate Ethics and Compliance Committee is to raise and infuse compliance and ethical awareness throughout the Company. To raise the effectiveness of these activities, the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the Company’s president. A Company Director was appointed to head the office.
The Internal Control Committee has built a highly effective own internal control system and has started activities, which not only aim to ensure the reliability of the Company’s financial reporting, but also to ensure the effectiveness and efficiency of the Company’s business operations, as well as compliance with related laws.
With regard to securing the reliability of financial reporting, we have received evaluations from Ernst & Young ShinNihon LLC that our internal control is effective under the Sarbanex-Oxley Act and Financial Instruments and Exchange Act, which we have employed for four years and one year, respectively.
Additionally, in order to enhance the management monitoring function of the Board of Corporate Auditors, from March 30, 2006, the number of Corporate Auditors was increased from four (two Non-outside Corporate Auditors, two Outside Corporate Auditors) to five (two Non-outside Corporate Auditors, three Outside Corporate Auditors). Moreover, in order to strengthen the auditing function of the Corporate Audit Center, which is in charge of the internal auditing, the staff has been gradually increased and numbered 75 (as of September 30, 2010).
Through these measures, the Company has placed emphasis on building systems to ensure the proper functioning of corporate governance. Going forward, to ensure the everlasting functioning of corporate governance and the Company’s continued growth and development, the Company will foster a corporate culture whereby all Directors and all employees conduct themselves with an awareness of compliance and corporate ethics.

Overview of Timely Disclosure System
Internal system for timely disclosure of corporate information
In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.
For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.
Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.
Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.